UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION
UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR
SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number:	001-35796

Tri Pointe Homes, Inc.
(Exact name of registrant as specified in its charter)

940 Southwood Blvd, Suite 200, Incline Village, Nevada 89451; (775) 413-1030
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value
(Title of each class of securities covered by this Form)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: One (1)

Pursuant to the requirements of the Securities Exchange Act of 1934, Tri Pointe Homes, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 26, 2026	TRI POINTE HOMES, INC.

	By:	/s/ Glenn J. Keeler
	Name:	Glenn J. Keeler
	Title:	Chief Financial Officer